Exhibit (12)
McGraw Hill Financial, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three months ended March 31,		Years ended December 31,
	2016		2015		2014		2013		2012		2011
Earnings:
Income from continuing operations before taxes on income	$472	[1]	$1,815	[2]	$54	[3]	$1,299	[4]	$1,089	[5]	$975	[6]
Fixed charges [7]	56		162		118		124		128		131
Total earnings	$528		$1,977		$172		$1,423		$1,217		$1,106
Fixed charges: [7]
Interest expense	$40		$101		$58		$62		$81		$86
Portion of rental payments deemed to be interest	15		59		59		61		46		44
Amortization of debt issuance costs and discount	1		2		1		1		1		1
Total fixed charges	$56		$162		$118		$124		$128		$131
Ratio of earnings to fixed charges:	9.4	x	12.2	x	1.5	x	11.5	x	9.5	x	8.4	x

[1]
Includes the impact of the following items: a benefit related to legal settlement insurance recoveries of $15 million, legal settlement charges of $3 million, a technology related impairment charge of $24 million, and disposition-related costs of $3 million.

[2]
Includes the impact of the following items: costs related to identified operating efficiencies primarily related to restructuring of $56 million, legal settlement charges partially offset by insurance recoveries of $54 million, acquisition-related costs of $37 million, and a gain of $11 million on the sale of our interest in a legacy McGraw Hill Construction investment.

[3]
Includes the impact of the following items: $1.6 billion of legal and regulatory settlements, restructuring charges of $86 million, and $4 million of professional fees largely related to corporate development activities.

[4]
Includes the impact of the following items: $77 million of legal settlements, $64 million charge for costs necessary to enable the separation of McGraw-Hill Education business ("MHE") and reduce our cost structure, a $36 million non-cash impairment charge related to the sale of a data center, $28 million restructuring charge in the fourth quarter primarily related to severance, $13 million related to terminating various leases as we reduce our real estate portfolio, and a $24 million net gain from our dispositions.

[5]
Includes the impact of the following items: $135 million charge for costs necessary to enable the separation of MHE and reduce our cost structure, a $65 million restructuring charge, transaction costs of $15 million for our S&P Dow Jones Indices LLC joint venture, an $8 million charge related to a reduction in our lease commitments, partially offset by a vacation accrual reversal of $52 million.

[6]	Includes the impact of a $31 million restructuring charge and a $10 million charge for costs necessary to enable the separation of MHE and reduce our cost structure.

[7]
"Fixed charges" consist of (1) interest on debt, (2) the portion of our rental expense deemed representative of the interest factor in rental expense, and (3) amortization of debt issue costs and discount to any indebtedness.